VEON appoints PricewaterhouseCoopers Accountants N.V. as auditors for VEON Group Amsterdam, Netherlands, 11 April 2023: VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON) (“VEON” or, together with its subsidiaries, the “Group”), a global digital operator that provides converged connectivity and online services, announces that, further to its announcement on January 11, 2023 regarding the appointment of PricewaterhouseCoopers Accountants N.V. (“PwC”) as the Dutch statutory financial statement auditors for the year ended December 31, 2022, VEON has now also appointed PwC as the independent registered public accounting firm for the audit of the Group’s consolidated financial statements for the year ended December 31, 2022 in accordance with the standards established by the Public Company Accounting Oversight Board (United States). About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Contact Information VEON Group Director Investor Relations Nik Kershaw ir@veon.com